                  [EBL&S PROPERTY MANAGEMENT, INC. LETTERHEAD]

July 22, 2005
                                                     Via telecopy (202-772-9209)
                                                     And first class mail

Mr. Steven Jacobs
Accounting Branch Chief
Division of Corporation Finance
Mail Stop 4561
United States Securities and Exchange Commission
Washington, DC 20549

RE: National Property Analysts Master Limited Partnership
    Form 10-K for the year ended December 31, 2004
    File No. 000-24816

Dear Mr. Jacobs:

On behalf of National Property Analysts Master Limited Partnership ("NPAMLP"), I am writing to you in response to the comments of the staff in the letter dated June 30, 2005 regarding NPAMLP's Annual Report on Form 10-K for its fiscal year ended December 31, 2004.

As requested, the following discussion is keyed to the comments in the staff's June 30 letter. For ease of review, we have included the staff comments in numerical order, and we have included our responses in bold following each staff comment.

Item 1. We note that you entered into an agreement to sell the Bowling Green property in October 2004 and that the sale is expected to close in the second quarter of 2005. Please tell us how you considered paragraphs 30 and 43 of SFAS 144 for discontinued operations reporting relating to this disposition.

     PURSUANT TO THE AGREEMENT OF SALE FOR THE BOWLING GREEN PROPERTY, THE BUYER'S DUE DILIGENCE PERIOD DID NOT EXPIRE UNTIL THE END OF JANUARY, 2005. AFTER THAT DATE, NPAMLP WAS REQUIRED TO OBTAIN THE CONSENT FROM THE UNDERLYING MORTGAGE HOLDER TO ALLOW A DEFEASANCE OF THE LOAN. AT ANY TIME PRIOR TO CLOSING (WHICH OCCURRED IN MAY 2005) THE BUYER COULD HAVE TERMINATED THE SALE AND MERELY FORFEITED ITS DEPOSIT. IN THIS REGARD, MANAGEMENT DID NOT CONSIDER THE SALE OF THIS PROPERTY "PROBABLE" IN ACCORDANCE WITH

PARAGRAPH 30 OF SFAS 144. ACCORDINGLY AS OF DECEMBER 31, 2004, THE BOWLING GREEN PROPERTY WAS NOT CONSIDERED AS "HELD FOR SALE" AND NOT REPORTED IN DISCONTINUED OPERATIONS PURSUANT TO PARAGRAPH 43 OF SFAS 144.

Item 2. We note that gains recognized on property sales referenced here [Note 6] and the 2002 sales referenced in Note 5 on page F-9 include the forgiveness of your wraparound mortgages with respect to each property. We also note that on page F-8 that NPAEP and PVPG collectively own 97% of the outstanding balance of the wraparound mortgages. Please explain to us in sufficient detail the circumstances in which you and the holder of the wraparound mortgage are released from all liability under the wraparound mortgage and third-party underlying obligation. For instance, did the buyer in each of these transactions assume the underlying mortgage obligation? In addition, please advise us of any related party relationship with the buyer(s).

     IN CONNECTION WITH THE SALES OF PROPERTY REPORTED IN NOTES 5 AND 6, THE THIRD PARTY UNDERLYING MORTGAGES, IF ANY, WERE, WITH ONE EXCEPTION, SATISFIED AT CLOSING. THE MORTGAGE ON THE CRESCENT CITY PROPERTY WAS ASSUMED BY THE RELATED PARTY BUYER (REFER TO NOTE 3, RELATED-PARTY TRANSACTIONS). UNLESS OTHERWISE INDICATED IN NOTE 3, ALL PROPERTY SALES WERE TO UNRELATED THIRD PARTIES.

     WITH RESPECT TO THE WRAPAROUND MORTGAGE OBLIGATIONS, THE HOLDER OF THE WRAPAROUND MORTGAGE, NPAEP, FORGAVE THE BALANCE OF THE WRAPAROUND MORTGAGE IN EXCESS OF SALES PROCEEDS. AS A RESULT OF THE FORGIVENESS OF THE WRAPAROUND MORTGAGES AND THE PAYOFF OR ASSUMPTION OF THE THIRD PARTY UNDERLYING INDEBTEDNESS, NPAMLP WAS RELEASED FROM ALL LIABILITY UNDER THESE INSTRUMENTS.

Item 3. Please explain to us the principle differences in the amounts disclosed as the net gain on property dispositions referenced here [Note 6] and amounts disclosed as forgiveness of wraparound mortgages in Note 9 on page F-11 compared to amounts reported in your statement of operations for each of the years ended December 31, 2004, 2003 and 2002.

     THE PRINCIPAL DIFFERENCE BETWEEN THE AMOUNTS REPORTED IN NOTE 9 AS FORGIVENESS OF WRAPAROUND MORTGAGES AND THE AMOUNTS REPORTED IN THE STATEMENT OF OPERATIONS FOR THE THREE YEARS PRESENTED IS THAT THE AMOUNTS DETAILED IN NOTE 6 AND IN NOTE 9 REPRESENT THE FORGIVENESS OF WRAPAROUND MORTGAGE COMPONENT OF THE NET GAIN FROM DISPOSITION OF PROPERTIES REPORTED IN THE STATEMENT OF OPERATIONS. THE NET GAINS REPORTED IN NOTE 6 AND IN THE STATEMENT OF OPERATIONS ARE COMPRISED OF THE AGGREGATE OF THE GAIN OR LOSSES FROM OPERATIONS, THE DISPOSITION OF THE FIXED ASSETS AND THE FORGIVENESS OF INDEBTEDNESS.

     MANAGEMENT RECOGNIZES THAT THE REPORTING IN THE STATEMENT OF OPERATIONS COULD BE MODIFIED TO PROVIDE MORE TRANSPARENCY. IN FUTURE FILINGS, RESULTS FROM DISCONTINUED OPERATIONS REPORTED IN THE STATEMENT OF OPERATIONS WILL INCLUDE SEPARATE LINE ITEM DISCLOSURE OF ALL MATERIAL COMPONENTS COMPRISING THE GAIN OR LOSS CALCULATIONS.

Item 4. We note the terms of your 1991 sale-leaseback transaction provide that "title to the buildings will be conveyed to the buyer with no additional consideration and any amounts still outstanding under the respective wraparound mortgages will remain the liability of NPAMLP." In light of this provision, please tell us the lender of each of the wraparound mortgages and explain the circumstances under which this debt was forgiven during 2002 and 2004. In addition, please cite the relevant accounting literature that you rely on to support gain recognition.

     THE WRAPAROUND MORTGAGE HOLDER FOR THE FAIRBORN, OH AND CHESAPEAKE, VA PROPERTIES WAS NPAEP AND PVPG, RESPECTIVELY. AT THE TIME OF THE DISPOSITION OF THESE PROPERTIES, THE WRAPAROUND MORTGAGE HOLDER AGREED TO FORGIVE THE BALANCE OF THE WRAPAROUND MORTGAGE REMAINING AFTER THE PROPERTY WAS DISPOSED. SINCE THE HOLDERS OF THE WRAPAROUND MORTGAGES RELEASED THE OBLIGATION ON THE WRAPAROUND MORTGAGE, THE DEBT WAS CONSIDERED EXTINGUISHED PURSUANT TO APB 26 AND SFAS 140. ACCORDINGLY NPAMLP RECORDED A GAIN ON DISPOSITION EQUAL TO THE AMOUNT OF THE WRAPAROUND MORTGAGES FORGIVEN AND REPORTED IT IN DISCONTINUED OPERATIONS.

Item 5. Your disclosure indicates you refinanced the underlying mortgage on Lake Mary at discounted terms, resulting in a gain on forgiveness of debt of $2.2 million. Please tell us the lender of the underlying mortgage and summarize the relevant terms of this refinancing and how it resulted in the forgiveness of debt. In addition, please support your basis in accounting for gain recognition and how you considered paragraphs 16-18 of SFAS 15 and EITF 02-4.

     THE LENDER OF THE UNDERLYING MORTGAGE ON THE LAKE MARY PROPERTY IS MERCANTILE BANK. THIS LOAN IS A $4,600,000 FIRST MORTGAGE FOR A TWO-YEAR PERIOD (PLEASE REFER TO SCHEDULE III IN THE 10-K FOR THE YEAR ENDED DECEMBER 31, 2004, FOR ADDITIONAL TERMS OF THIS LOAN).

     PRIMARILY AS A RESULT OF THE REJECTION OF ITS LEASE AT THIS PROPERTY BY K MART, NPAMLP WAS ABLE TO NEGOTIATE A DISCOUNTED LOAN PAYOFF FROM THE PRIOR LENDER. NPAEP, THE HOLDER OF THE WRAPAROUND MORTGAGE ON THE LAKE MARY PROPERTY, AGREED TO FORGIVE A PORTION OF ITS WRAPAROUND MORTGAGE ON THIS PROPERTY EQUAL TO THE AMOUNT OF THE DISCOUNTED LOAN PAYOFF.

     NPAMLP DID NOT CONSIDER THIS TRANSACTION AS A TROUBLED DEBT RESTRUCTURING PURSUANT TO SFAS 15. NPAEP UTILIZED THE MODEL OUTLINED IN EITF 02-4 IN DETERMINING WHETHER THIS TRANSACTION WAS WITHIN THE SCOPE OF SFAS 15. SINCE NPAEP WAS NOT EXPERIENCING FINANCIAL DIFFICULTIES, THE MODIFICATION WAS NOT CONSIDERED WITHIN THE SCOPE OF SFAS 15.

Item 6. Please tell us the amount of the unamortized discount of the Lake Mary wraparound mortgage prior to refinancing the underlying mortgage and how you accounted for this discount subsequent to modification. In your response, tell us how you evaluated this modification under EITF 96-19 to determine whether this modification was substantial.

     THE AMOUNT OF THE UNAMORTIZED DISCOUNT OF THE LAKE MARY WRAPAROUND MORTGAGE

WAS APPROXIMATELY $11,535,000 PRIOR TO THE REFINANCING. ALTHOUGH THE
TERMS OF THE UNDERLYING MORTGAGE CHANGED AS A RESULT OF THE REFINANCING, THE MONTHLY PAYMENTS ON THE WRAPAROUND MORTGAGE DID NOT. CONSEQUENTLY, AS A RESULT OF THE $2.2. MILLION FORGIVENESS ON THE WRAPAROUND MORTGAGE, THE AMOUNT OF THE BALLOON PAYMENT WAS DECREASED. IN ORDER TO DETERMINE IF THE MODIFICATION WAS SUBSTANTIAL IN ACCORDANCE WITH EITF 96-19, THE PRESENT VALUE OF THE DIFFERENCE IN THE BALLOON PAYMENTS WAS CALCULATED AND THE RESULTING CALCULATION WAS DETERMINED TO BE MORE THAN 10% OF THE LOAN BALANCE. IN ACCORDANCE WITH EITF 96-19, THE MODIFICATION WAS DEEMED SUBSTANTIAL AND THE FORGIVENESS ACCOUNTED FOR AS AN EXTINGUISHMENT OF DEBT.

Item 7. We note that you modified the terms of your wraparound mortgages held by NPAEP and PVPG effective January 2003. We also note on page 23 that you expect to realize significant reductions in interest that you would have been obligated to pay under the original agreement. Please explain to us in sufficient [detail] how you evaluated this modification under EITF 96-19 to determine whether the modification was substantial.

     PURSUANT TO EITF 96-19 A MODIFICATION OF A DEBT INSTRUMENT IS DEEMED TO BE SUBSTANTIALLY DIFFERENT "IF THE PRESENT VALUE OF THE CASH FLOWS UNDER THE TERMS OF THE NEW DEBT INSTRUMENT IS AT LEAST 10 PERCENT DIFFERENT FROM THE PRESENT VALUE OF THE REMAINING CASH FLOWS UNDER THE TERMS OF THE ORIGINAL INSTRUMENT." THE MODIFICATION REDUCED THE INTEREST RATE ON THE WRAPAROUND MORTGAGES BUT DID NOT MODIFY THE GROSS PAYMENTS REQUIRED. AS A RESULT OF THE CHANGE IN THE ALLOCATION BETWEEN PRINCIPAL AND INTEREST, THE BALLOON PAYMENTS DUE ON THE WRAPAROUND MORTGAGES WERE REDUCED. THE PRESENT VALUE OF THE REDUCTION IN THE BALLOON PAYMENTS WAS NOT GREATER THAN 10% OF THE BALANCE OF THE WRAPAROUND MORTGAGES. ACCORDINGLY THE EFFECT OF THE INTEREST RATE CHANGE WAS NOT DEEMED SUBSTANTIAL BY MANAGEMENT.

Item 8. Please revise Item 9 (a) to state whether you evaluated the effectiveness of disclosure controls and procedures as of the end of the period as required by Item 307 of Regulation S-K.

     CONCURRENTLY WITH THE SUBMISSION OF THIS LETTER, NPAMLP IS FILING AN AMENDED FORM 10-K WITH ITEM 9(a) REVISED AS FOLLOWS:

     NPAMLP'S MANAGEMENT, INCLUDING THE PRINCIPAL EXECUTIVE OFFICER AND THE PRINCIPAL FINANCIAL OFFICER, EVALUATED THE EFFECTIVENESS OF THE DESIGN AND OPERATION OF NPAMLP'S "DISCLOSURE CONTROLS AND PROCEDURES" AS OF DECEMBER 31, 2004. DISCLOSURE CONTROLS AND PROCEDURES ARE DEFINED IN SEC RULE 13A-15(e) AS CONTROLS AND OTHER PROCEDURES OF AN ISSUER THAT ARE DESIGNED TO ENSURE THAT INFORMATION REQUIRED TO BE DISCLOSED BY THE ISSUER IN THE REPORTS THAT IT FILES OR SUBMITS UNDER THE SECURITIES AND EXCHANGE ACT OF 1934 IS RECORDED, PROCESSED, SUMMARIZED AND REPORTED WITHIN THE TIME PERIODS SPECIFIED IN THE SEC'S RULES AND FORMS. SUCH OFFICERS HAVE CONCLUDED THAT SUCH CONTROLS AND PROCEDURES ARE ADEQUATE AND EFFECTIVE. ADDITIONALLY, THERE WERE NO SIGNIFICANT CHANGES IN NPAMLP'S INTERNAL CONTROLS OR IN OTHER FACTORS THAT COULD SIGNIFICANTLY AFFECT THESE CONTROLS SUBSEQUENT TO THE DATE OF SUCH OFFICERS' EVALUATION, INCLUDING ANY CORRECTIVE ACTIONS WITH REGARD TO SIGNIFICANT

DEFICIENCIES AND MATERIAL WEAKNESSES, NONE OF WHICH WERE FOUND TO EXIST. (SEE "CERTIFICATIONS" SET FORTH AS EXHIBITS).

NPAMLP understands that it is responsible for the adequacy and accuracy of the disclosure in its filings. NPAMLP acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filings of NPAMLP and that NPAMLP may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                                   Sincerely,


                                                   /s/ David Simon
                                                   ----------------------------
                                                   David Simon
                                                   Vice President


cc: Peter Fridirici, Esquire
    Asher & Company, Ltd.